UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer))

ALLIANT TECHSYSTEMS INC.
(Name of Filing Persons (Offeror))

2.75% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AH7
(CUSIP Number of Class of Securities)

John L. Shroyer
Senior Vice President & Chief Financial Officer
Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55344
(952) 351-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Tel. (212) 351-2310
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$279,971,766.93	$15,622.42***

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the 2.75% Convertible Senior Subordinated Notes due 2024, is $1,000 per $1,000 principal amount outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,622.42	Filing Party:	Alliant Techsystems Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO”) originally filed by Alliant Techsystems Inc., a Delaware corporation (“ATK”), on July 20, 2009, and amended by Amendment No. 1 thereto filed by ATK on July 31, 2009, and relates to the offer to repurchase for cash the 2.75% Convertible Senior Subordinated Notes due 2024 issued by ATK on February 19, 2004 (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, the Company Repurchase Notice to Holders of its Notes, dated July 20, 2009 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (the Company Repurchase Notice and the related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”).  The Notes were issued pursuant to an Indenture (the “Indenture”), dated February 19, 2004, by and between ATK and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to BNY Midwest Trust Company), as Trustee (“Trustee”).

Items 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

The Option expired at 11:59 p.m., Eastern Daylight Time, on August 14, 2009.  Pursuant to the Option, Notes with an aggregate principal amount of $166,000 were validly surrendered for repurchase and not withdrawn prior to the expiration of the Option, all of which were accepted for payment in cash by ATK.  The repurchase price for the Notes was $1,000 in cash per $1,000 principal amount.  The aggregate repurchase price for all of the Notes validly surrendered for repurchase and not withdrawn was $166,000.  After the repurchase, a total of $279,763,000 in principal amount of the Notes remains outstanding.

On August 17, 2009, ATK issued a press release announcing the results of the Option.  A copy of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 11.  Additional Information.

The information set forth in Item 4 above is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(C) Press Release issued by ATK on August 17, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANT TECHSYSTEMS INC.

By:	/s/ John L. Shroyer
Name: John L. Shroyer
Title: Senior Vice President & Chief Financial Officer

Dated:  August 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Company Repurchase Notice to Holders of its 2.75% Convertible Senior Subordinated Notes due 2024, dated July 20, 2009.

(a)(1)(B)*	Form of Company Repurchase Election.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press Release issued by ATK on July 20, 2009.

(a)(5)(B)*	Press Release issued by ATK on July 31, 2009.

(a)(5)(C)	Press Release issued by ATK on August 17, 2009.

(b)	Not applicable.

(d)(1)*

Indenture, dated February 19, 2004, by and among ATK, the Subsidiary Guarantors party thereto, and BNY Midwest Trust Company, as Trustee, incorporated by reference to Exhibit 4.5 to ATK’s Form 10-K for the fiscal year ended March 31, 2004.

(g)	Not applicable.

(h)	Not applicable.

*              Previously Filed.